Exhibit 27(l) – Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Experts” in the Statement of Additional Information, dated May 1, 2025, and included in this Post-Effective Amendment No. 44 to the Registration Statement Form N-4, File No. 033-75974 of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 11, 2025, with respect to the consolidated financial statements and supplemental schedules of Voya Retirement Insurance and Annuity Company and (2) dated March 25, 2025, with respect to the financial statements of each of the subaccounts within Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, for the year ended December 31, 2024, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, TX

April 17, 2025